Buenos Aires, October 15th, 2019

Bolsas y Mercados Argentinos S.A.

Comisión Nacional de Valores

Ref.: Relevant Event. Corporate Reorganization.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos S.A. and the National Securities Commission (‘Comisión Nacional de Valores’) in my capacity as Head of Market Relations of Pampa Energía SA (‘Pampa’ or the ‘Company’) to inform, in addition to what was published on August 30, 2019 that the Company’s and Parques Eólicos del Fin del Mundo S.A. (“PEFM”) Shareholders Meetings approved the corporate reorganization consisting of the merger by absorption between Pampa, as the absorbing company, and PEFM, as absorbed company, all in accordance with the terms of the Preliminary Merger Agreement dated August 30, 2019. The aforementioned merger will be effective as of July 1st, 2019.

Sincerely,

María Agustina Montes

Head of Market Relations